EXHIBIT 1

NORDIC AMERICAN TANKERS LIMITED (NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tankers Limited, together with its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission on March 23, 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2016

GENERAL

Nordic American Tankers Limited was formed on June 12, 1995 under the laws of the Islands of Bermuda. We were formed for the purpose of acquiring and chartering double-hull tankers. We are an international tanker company with a fleet of 30 Suezmax tankers, of which two were delivered in the third quarter of 2016 and one is to be delivered in the first quarter of 2017. The 27 vessels we operated as of June 30, 2016 average approximately 156,000 deadweight tonnes, or dwt, each.

Our Fleet

Our current fleet consists of 30 double-hull Suezmax tankers, including two newbuilds and one second-hand to be delivered.

Vessel	Yard	Built	Delivered to NAT
Nordic Harrier	Samsung	1997	August 1997
Nordic Hawk	Samsung	1997	October 1997
Nordic Hunter	Samsung	1997	December 1997
Nordic Voyager	Dalian New	1997	November 2004
Nordic Fighter	Hyundai	1998	March 2005
Nordic Freedom	Daewoo	2005	March 2005
Nordic Discovery	Hyundai	1998	August 2005
Nordic Saturn	Daewoo	1998	November 2005
Nordic Jupiter	Daewoo	1998	April 2006
Nordic Moon	Samsung	2002	November 2006
Nordic Apollo	Samsung	2003	November 2006
Nordic Cosmos	Samsung	2003	December 2006
Nordic Sprite	Samsung	1999	February 2009
Nordic Grace	Hyundai	2002	July 2009
Nordic Mistral	Hyundai	2002	November 2009
Nordic Passat	Hyundai	2002	March 2010
Nordic Vega	Bohai	2010	December 2010
Nordic Breeze	Samsung	2011	August 2011
Nordic Aurora	Samsung	1999	September 2011
Nordic Zenith	Samsung	2011	November 2011
Nordic Sprinter	Hyundai	2005	July 2014
Nordic Skier	Hyundai	2005	August 2014
Nordic Light	Samsung	2010	September 2015
Nordic Cross	Samsung	2010	October 2015
Nordic Luna	Universal	2004	May 2016
Nordic Castor	Universal	2004	June 2016
Nordic Sirius	Universal	2000	June 2016

Vessel	Yard	Built	Delivered to NAT
Nordic Pollux	Universal	2003	July 2016
Nordic Star	Sungdong	2016	September 2016
Nordic Space (1)	Sungdong	2017	2017 (2)

(1)	Vessel under construction
(2)	Expected delivery 1st quarter 2017

Recent Developments

Based on the rates achieved in the third quarter, we expect earnings per share and dividend per share in the third quarter of 2016 to be lower than in the second quarter of 2016.

In July 2016, we declared a cash dividend of $0.25 per share with respect to the second quarter of 2016, which was paid to shareholders on August 31, 2016.

In September 2016, the arbitration matter with Gulf Navigation Ltd was settled. In addition to the amount received, we have made reversal of other related accruals which will have a positive impact to the profit and loss accounts of NAT of approximately $5.3 million in total in the third quarter of 2016.

On July 11, 2016, the Company announced that it had taken delivery of the second-hand Suezmax vessel Nordic Pollux.

Between August 17, 2016 and August 22, 2016, the Company’s Chairman and Chief Executive Officer purchased 210,000 of our common shares for an aggregate purchase price of $2.3 million.

On September 8, 2016, the Company announced that it had taken delivery of the newbuild Suezmax vessel Nordic Star.

The Company has $447.0 million outstanding on its Credit Facility as of the date of this report.

Our Charters

It is our policy to operate our vessels primarily on spot related arrangements or on short-term time charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters.

The Tanker Market 2016

The tanker market for 2016 started on a positive note, and for the first six months of the year the rates, as reported on the Clarksons Modern Suezmax Tanker Index (“CMSTI”), were $35,808 per day. This is down from $52,398 for the first six months of 2015, but still at very profitable levels for most operators in the sector. Rates fell throughout the second quarter of 2016, and the last registered CMSTI as of June 30, 2016 was $23,602 per day.

As earnings in the sector declined, the same happened with vessel values with prices for a five year old Suezmax, as reported by Clarksons, falling from $60 million in January 2016 to $50 million as of June 30, 2016.

OUR CREDIT FACILITIES

Credit Facility

On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the “Credit Facility”). Effective January 2016 the Company and the lenders agreed to increase the facility to $500 million. The new credit facility matures in December 2020. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. There are no mandatory repayments of principal during the term of the Credit Facility, and we pay interest only on drawn amounts and commitment fee on undrawn amounts. The Company had $385.0 million and $330.0 million outstanding as of June 30 2016 and December 31, 2015, respectively. The Company was in compliance with its loan covenants under the Credit Facility as of June 30, 2016 and December 31, 2015.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of operations

For the six months ended June 30, 2016, and June 30, 2015 all our vessels operated on spot related arrangements or in the short-term time charter market, with the exception of one vessel on a time-charter fixed from June 2016, for 18 months with an option for 12 further months.

SIX MONTHS ENDED JUNE 30, 2016 COMPARED TO SIX MONTHS ENDED JUNE 30, 2015 (UNAUDITED)

All figures in USD ‘000	Six months ended June 30,
	2016	2015	Variance
Voyage Revenue	195,316	229,295	(14.8%)
Voyage Expenses	(56,930)	(86,271)	(34.0%)
Vessel Operating Expenses	(36,931)	(33,029)	11.8%
General and Administrative Expenses	(7,218)	(4,906)	47.1%
Depreciation Expense	(43,073)	(40,468)	6.4%

Net Operating Income	51,164	64,621	(20.8%)

Interest Income	64	73	(12.3%)
Interest Expense	(4,951)	(5,400)	(8.3%)
Other Financial Expense	(62)	(17)	264.7%
Equity Loss	(3,944)	(635)	521.1%

Net Income	42,270	58,642	(27.9%)

The following table reconciles our net voyage revenues to voyage revenues.

All figures in USD ‘000 except TCE rate per day	Six months ended June 30,
	2016	2015	Variance
Total Voyage Revenue	195,316	229,295	(14.8%)
Less Voyage Expenses – gross	(56,930)	(86,271)	(34.0%)

Net Voyage Revenue	138,386	143,024	(3.2%)

Vessel Calendar Days (1)	4,409	3,982	10.7%
Less Off-hire Days	(112)	(179)	(37.4%)

Total TCE days	4,297	3,803	13.0%

TCE Rate per day (2)	$32,205	$37,608	(14.4%)
Total Days - vessel operating expenses	4,409	3,982	10.7%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent (“TCE”) Rate per day results from Net Voyage Revenue divided by Total TCE days.

The decline in voyage revenues of 14.8% was caused by a decrease in the rates obtained in the market (for further information see “The Tanker Market 2016” above). This was offset by an increased number of revenue days due to an increase in the number of vessels in our fleet.

Voyage expenses decreased by 34%. The decrease was primarily caused by a decrease in bunker costs and port charges. Bunker prices correlate to the average price for crude oil which decreased by 29% from the six months ended June 30, 2015 compared to the six months ended June 30, 2016. The port charges were reduced as a result of more of our vessels being on short-term time-charter contracts for storage in 2016. The decrease in cost was offset by the increase of number of vessels in our fleet.

Vessel operating expenses increased by 11.8%. The increase is primarily due to the increase in the number of vessels in our fleet.

General and administrative expenses increased by 47.1%. This is primarily due to non-cash items increasing to $2.3 million for the six months ended June 30, 2016 from $0.4 million for the six months ended June 30, 2015. Non-cash items consist of recognition of costs related to deferred compensation liabilities and accounting for share-based compensation.

Depreciation expenses increased by 6.4%. The increase was primarily due to the expansion of our fleet.

Interest expense decreased by 8.3%. The decrease is due to an increase in interest expenses being capitalized to $0.9 million for the six months ended June 30, 2016 as compared to $0.3 million for the six months ended June 30, 2015 and a reduction in the margin on amounts drawn under the Credit Facility which was refinanced in 2015, which is offset in part by an increase in amounts drawn on the Credit Facility through 2016.

Equity loss increased by 521.1%. The losses relate to the investment in Nordic American Offshore Ltd (“NAO”) which is treated under the equity method of accounting. NAT’s ownership in NAO increased to 29.1% from 19.3% as of June 30, 2016 and June 30, 2015, respectively, due to our purchase of 1.5 million shares in a private transaction. For the six months ended June 30, 2016 our accounted losses from the investment in NAO increased to $3.9 million from $0.6 million for the six months ended June 30, 2015.

Liquidity and Capital Resources

Cash flows provided by operating activities increased to $104.5 million for the six months ended June 30, 2016 from $94.1 million for the six months ended June 30, 2015. The increase in cash provided by operating activities is due to an increase in cash received from changes in operating assets and reduction in Dry-Dock Expenditures. This is offset by reduced earnings.

Cash flows used in investing activities increased to ($83.0) million for the six months ended June 30, 2016 from ($35.8) million for the six months ended June 30, 2015. The increase in cash flows used in investing activities is primarily due to an increase in investments in additional vessels.

Cash flows used in financing activities decreased to ($21.9) million for the six months ended June 30, 2016 compared to ($53.5) million for the six months ended June 30, 2015. The decrease is due to proceeds from use of the Credit Facility, which is offset by an increase in dividends paid.

Contractual Obligations

The Company’s significant contractual obligations as of June 30, 2016, consist of our obligations as borrower under our Credit Facility, delivery of vessels and our deferred compensation agreements for our Executive Vice President and Chief Financial Officer, and our Chairman, President and Chief Executive Officer.

The following table sets out long-term financial, commercial and other obligations outstanding as of June 30, 2016 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	385,000	—	—	385,000	—
Interest Payments (2)	44,739	10,010	20,020	14,709	—
Commitment Fees (3)	4,009	897	1,794	1,318	—
Vessels to be Delivered (4)	88,276	88,276	—	—	—
Deferred Compensation Agreement (5)	14,708	—	—	825	13,883

Total	536,733	99,183	21,814	401,852	13,883

Notes:

(1)	Refers to our obligation to repay indebtedness outstanding under the Credit Facility as of June 30, 2016.
(2)	Refers to estimated payments over the term of the indebtedness outstanding under the Credit Facility as of June 30, 2016. Estimate based on current interest rate and drawn amount.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding under the Credit Facility as of June 30, 2016. Estimate based on current rate and undrawn amount.
(4)	Refers to obligation to pay for two newbuilding contracts and one second-hand vessel to be delivered.
(5)	Refers to our estimated deferred compensation agreement payable to the Company’s CEO and CFO as of June 30, 2016.

Executive Employment Agreements

We have employment agreements with Herbjørn Hansson, our Chairman, President and Chief Executive Officer and Turid M. Sørensen our Executive Vice President and Chief Financial Officer. Mr. Hansson does not receive any additional compensation for his services as the Chairman of the Board. The aggregate compensation of our executive officers during the six months ended June 30, 2016 was approximately $1.3 million. Under certain circumstances, the employment agreement may be terminated by us or Mr. Hansson upon six months’ written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months’ written notice to the other party.

Equity Incentive Plan

In 2011, the Board of Directors approved an incentive plan (the “2011 Equity Incentive Plan”) under which common shares were reserved for issuance and allocated among employees and members of the Board.

As of December 31, 2015, a total number of 33,000 restricted common shares were allocated among 10 employees.

In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 restricted shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period. On January 8, 2016, all 137,665 restricted shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued to 30 persons.

As of June 30, 2016, a total number of 170,665 restricted common shares were allocated among 30 employees.

A copy of the Amended and Restated 2011 Equity Incentive Plan was filed as Exhibit 4.14 to the annual report on Form 20-F for the year ending December 31, 2015.

Deferred and defined benefit plans

Our Chairman, President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer have individual deferred compensation agreements. The Company has reserved $10.0 million in a restricted account as security for the deferred compensation owed to the Chief Executive Officer as of June 30, 2016. The Chief Executive Officer has served in his present position since the inception of the Company in 1995.

Employees of the subsidiaries, Scandic American Shipping Ltd and NAT Chartering AS, are beneficiaries of a defined benefit plan under arrangements and terms common for Norwegian employees. The assets and liabilities of the plan are not material to the financial statements of the Company.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)

All figures in USD ‘000, except share and per share amount

	Six Months Ended June 30,
	2016	2015
Voyage Revenues	195,316	229,295
Voyage Expenses	(56,930)	(86,271)
Vessel Operating Expenses	(36,931)	(33,029)
General and Administrative Expenses	(7,218)	(4,906)
Depreciation Expense	(43,073)	(40,468)

Net Operating Income	51,164	64,621

Interest Income	64	73
Interest Expense	(4,951)	(5,400)
Other Financial Expense	(62)	(17)

Total Other Expenses	(4,950)	(5,344)

Net Income Before Income Taxes and Equity Loss	46,214	59,276
Income Tax Expense	—	—
Equity Loss	(3,944)	(635)

Net Income	42,270	58,642

Basic Earnings per Share	0.47	0.66
Diluted Earnings per share	0.47	0.66
Basic Weighted Average Number of Common Shares Outstanding	89,313,615	89,182,001
Diluted Weighted Average Number of Common Shares Outstanding	89,313,615	89,182,001
Dividends declared per share	0.86	0.60

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2016, AND 2015 (UNAUDITED)

All figures in USD ‘000

	Six Months Ended June 30,
	2016	2015
Net Income	42,270	58,642
Other Comprehensive Income
Translation Differences	99	18
Unrealized Loss on Defined benefit plan, Net of Tax	(3)	13

Total Other Comprehensive Income	96	31

Total Comprehensive Income	42,366	58,673

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2016, AND DECEMBER 31, 2015 (UNAUDITED)

All figures in USD ‘000, except share and per share amounts

	June 30, 2016	December 31, 2015
ASSETS
Current Assets
Cash and Cash Equivalents	29,519	29,889
Accounts Receivable, Net	29,435	28,001
Accounts Receivable, Related Party	445	596
Prepaid Expenses	4,375	4,372
Inventory	17,181	14,843
Voyages in Progress	18,028	37,353
Other Current Assets	3,654	3,125

Total Current Assets	102,638	118,179

NON-CURRENT ASSETS
Vessels, Net	1,004,346	962,685
Deposits paid for Vessels	66,723	64,000
Goodwill	18,979	18,979
Investment in Nordic American Offshore Ltd	59,729	64,877
Other Non-current Assets (1)	10,453	10,474

Total Non-current Assets	1,160,231	1,121,015

Total Assets	1,262,869	1,239,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	4,671	4,247
Accrued Voyage Expenses	6,898	7,035
Accrued Liabilities	9,666	9,577

Total Current Liabilities	21,235	20,859

Long-term Debt (1)	380,213	324,568
Deferred Compensation Liability	14,892	13,046

Total Liabilities	416,340	358,473

Commitments and Contingencies	—	—
SHAREHOLDERS’ EQUITY
Common Stock, par value $0.01 per Share; 180,000,000 shares authorized , 89,319,666 shares issued and outstanding and 180,000,000 shares authorized, 89,182,001 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	893	892
Additional Paid-in Capital	114,938	114,679
Contributed Surplus	731,575	766,122
Accumulated other comprehensive loss	(877)	(972)
Retained Earnings	—	—

Total Shareholders’ Equity	846,529	880,721

Total Liabilities and Shareholders’ Equity	1,262,869	1,239,194

(1)	Long-term Debt consists of outstanding amounts on our Credit Facility less unamortized deferred financing cost. Outstanding amounts on our Credit Facility were 385,000 and 330,000 as of June 30, 2016 and December 31, 2015, respectively. Please see note 2 to these Condensed Consolidated Financial Statements describing the effects of the accounting principle change relating to deferred financing costs.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED, JUNE 30, 2016, AND 2015 (UNAUDITED)

All figures in USD ‘000

	Six Months Ended June 30,
	2016	2015
Cash Flows from Operating Activities
Net Income	42,270	58,642
Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	43,073	40,468
Equity Loss	3,944	634
Dry-dock Expenditures	(1,430)	(5,610)
Amortization of Deferred Finance Costs	728	614
Deferred Compensation Liability	1,846	(35)
Share-based Compensation	261	309
Other, net	65	96
Changes in Operating Assets and Liabilities:
Accounts Receivables	(1,865)	(3,045)
Accounts Receivables, Related Party	151	57
Inventory	(2,338)	1,681
Prepaid Expenses and Other Current Assets	(537)	(90)
Accounts Payable and Accrued Liabilities	(1,015)	(1,954)
Voyages in Progress	19,325	2,343

Net Cash Provided by Operating Activities	104,478	94,110

Cash Flows from Investing Activities
Investment in Vessels	(81,403)	(308)
Sale of Other Fixed Assets	—	294
Deposits to Seller	(2,724)	(38,400)
Return of Investments	1,204	2,621
Other, net	(65)	—

Net Cash Used in Investing Activities	(82,988)	(35,792)

Cash Flows from Financing Activities
Proceeds from Use of Credit Facility	55,000	—
Credit Facility Costs	(83)	—
Dividends Paid	(76,815)	(53,509)

Net Cash Used in Financing Activities	(21,898)	(53,509)

Net Increase (Decrease) in Cash and Cash Equivalents	(408)	4,808
Effect of Exchange Rate Changes on Cash and Cash Equivalents	37	(36)

Cash and Cash Equivalents at the Beginning of Period	29,889	100,735

Cash and Cash Equivalents at the End of Period	29,519	105,508

Cash Paid for Interest, Net of Amounts Capitalized	(3,909)	(3,821)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)

All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comphrehensive Loss	Retained Earnings	Total Shareholders’ Equity
Balance at January 1, 2015	89,182,001	892	114,291	787,732	(838)	(13,166)	888,911

Accumulated coverage of loss	—	—	—	(13,166)	—	13,166	—
Net Income	—	—	—	—	—	58,642	58,642
Share based compensation	—	—	309	—	—	—	309
Other comprehensive income	—	—	—	—	31	—	31
Dividends Paid	—	—	—	—	—	(53,509)	(53,509)

Balance at June 30, 2015	89,182,001	892	114,600	774,566	(807)	5,133	894,384

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comphrehensive Loss	Retained Earnings	Total Shareholders’ Equity
Balance at January 1, 2016	89,182,001	892	114,679	766,122	(972)	—	880,721

Net Income	—	—	—	—	—	42,270	42,270
Common Shares Issued – Equity Incentive Plan	137,665	1	—	—	—	—	1
Share based compensation	—	—	259	—	—	—	259
Other comprehensive income	—	—	—	—	96	—	96
Dividends Paid	—	—	—	(34,547)	—	(42,270)	(76,817)

Balance at June 30, 2016	89,319,666	893	114,938	731,575	(877)	—	846,529

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED

Notes to the Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed consolidated interim financial statements for Nordic American Tankers Limited, together with its subsidiaries (the “Company”), have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2015.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is identified in note 2 of the Company’s annual financial statements for the year ended December 31, 2015 included in the Company’s Annual Report on Form 20-F.

Effective January 1, 2016, the Company adopted ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs, which required debt issuance costs to a recognized debt liability to be presented in the Balance Sheets as a direct deduction from the debt liability rather than an asset. This has also been applied retrospectively to the comparative balance sheets as of December 31, 2015. For the Balance Sheets as of December 31, 2015 the effects of the application are a reduction of Long-term Debt from $330.0 million to $324.6 million and a reduction in Other Non-Current Assets from $15.9 million to $10.5 million.

No other new accounting policies have been adopted since December 31, 2015.

Recent account pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The FASB has deferred the effective date of this ASU for reporting periods beginning after December 15, 2017. The Company is in the process of evaluating the impact of this standard, if any, on its consolidated statements and related disclosures.

In July 2014, the FASB issued ASU 2015-11, Inventory (Topic 330) – Simplifying the Measurement of Inventory, which requires an entity to measure inventory at the lower of cost and net realizable value. The amendments in the Update are effective for fiscal years beginning after December 15, 2016. The adoption is not expected to have material impact on the consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance regarding management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The standard is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The adoption is not expected to have material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which provides new authoritative guidance on the requirements for lessees to recognize most leases on-balance sheet, lessor accounting remains substantially similar to current U.S. GAAP. The standard is effective for annual periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company is in the process of evaluating the impact of this standard if any, on its consolidated statements and related disclosures.

3. RELATED PARTY TRANSACTIONS

Nordic American Offshore Ltd (“NAO”):

In December 2013, Scandic American Shipping Ltd. (“Scandic”), a subsidiary of the Company, entered into a management agreement with NAO for the provision of administrative services as requested by NAO management. For services under the management agreement, Scandic receives a management fee of $100,000 per annum for 2016 and $150,000 per annum for 2015, and is reimbursed for costs incurred in connection with its services. Scandic also receives reimbursement for a portion of the operational costs such as salary and office rent, among others, incurred by Scandic, which is allocated to NAO. For the six months ended June 30, 2016 and 2015, the Company recognized an aggregate of $0.8 million and $0.9 million, respectively, for such costs incurred which was included in General and Administrative Expenses.

4. LONG-TERM DEBT

On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the “Credit Facility”). Effective January 2016 the Company and the lenders agreed to increase the facility to $500 million and to extend its maturity to December 2020. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. There are no mandatory repayments of principal during the term of the Credit Facility.

In connection with the expansion of the Credit Facility in 2015 the Company incurred $4.6 million in deferred financing costs.

Borrowings under the Credit Facility are secured by first priority mortgages over the Company’s vessels and assignments of earnings and insurance. Under the Credit Facility; the Company is subject to certain covenants requiring among other things the maintenance of (i) a minimum amount of equity (ii) a minimum equity ratio, (iii) a minimum level of liquidity (iv) a positive working capital (v) a minimum market capitalization and (vi) a minimum market capitalization to total assets ratio. The Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the Credit Facility.

The Company had $385.0 million and $330.0 million outstanding as of June 30, 2016 and December 31, 2015, respectively. Presented Long-term Debt in the Condensed Consolidated Balance Sheets of $380.2 million and $324.6 million as of June 30, 2016 and December 31, 2015, respectively, is net of unamortized deferred financing costs. The Company was in compliance with its loan covenants under the Credit Facility as of June 30, 2016 and December 31, 2015.

The estimated fair value for the long term debt is considered to be approximately equal to the carrying value since it bears a variable interest rate.

5. VESSELS

Vessels, Net, consist of the carrying value of 27 vessels and 24 vessels as of June 30, 2016 and December 31, 2015, respectively. Vessels, Net, include drydocking costs.

Depreciation is calculated based on cost less estimated residual value of $4.0 million per vessel over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.

All figures in USD ‘000	June 30, 2016	December 31, 2015
Vessels	1,611,436	1,530,245
Drydocking	86,161	82,695

Total	1,697,597	1,612,940

Less Accumulated Depreciation	(693,251)	(650,255)

Vessels, net	1,004,346	962,685

For the six months ended June 30, 2016, the Company paid $1.4 million in drydocking charges, compared to $5.6 million for the six months ended June 30, 2015.

6. OTHER NON-CURRENT ASSETS

All amounts in USD ‘000	June 30, 2016	December 31, 2015
Fixture, Furniture and Equipment	326	385
Long term deposits (Restricted Cash)	10,000	10,000
Other	127	89

Total	10,453	10,474

The long term deposit relates to the Company transferring cash to a restricted account in accordance with the deferred compensation agreement for the Chairman, President and CEO. This is described in note 7 in the Annual Report on Form 20-F for the year ended December 31, 2015.

7. ACCRUED LIABILITIES

All amounts in USD ‘000	June 30, 2016	December 31, 2015
Accrued Interest	1,816	1,639
Accrued Expenses	6,502	7,938
Deferred Revenue	1,348	—

Total	9,666	9,577

8. SHARE-BASED COMPENSATION PLANS

2011 Equity Incentive Plan

In 2011, the Board of Directors approved an incentive plan (“the 2011 Equity Incentive Plan”) under which common shares were reserved for issuance and allocated among employees and members of the Board.

As of December 31, 2015, a total number of 33,000 restricted common shares were allocated among 10 employees.

In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 restricted shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period. On January 8, 2016, all 137,665 restricted shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued to 30 persons.

The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to restricted shares under the plan was $0.3 million and $0.3 million for the six months ended June 30, 2016 and June 30, 2015, respectively.

The tables below summarize the Company’s restricted stock awards as of June 30, 2016:

	Restricted shares – Employees	Weighted-average grant-date fair value - Employees
Non-vested at January 1, 2016	33,000	$9.84
Granted during the year	137,665	$14.65
Vested during the year	—	—
Forfeited during the year	—	—

Non-vested at June 30, 2016	170,665	$13.72

9. EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and the impact of potentially dilutive common stock equivalents were excluded as their effects would be anti-dilutive.

All figures in USD ‘000 except share and per share amounts	Six months ended June 30,
	2016	2015
Numerator
Net Income	42,270	58,642
Denominator
Basic – Weighted Average Common Shares Outstanding	89,313,615	89,182,001
Dilutive – Weighted Average Common Shares Outstanding	89,313,615	89,182,001
Earnings per Common Share
Basic	0.47	0.66
Diluted	0.47	0.66

10. COMMITMENTS AND CONTINGENCIES

Nordic Harrier

The arbitration hearings involving the Suezmax vessel Gulf Scandic (now named Nordic Harrier) have finished. Gulf Navigation Holding PJSC (GulfNav) was the other party in the arbitration. The case relates to the 6 year bareboat charter with GulfNav of the Gulf Scandic covering the period 2004 to 2010.

When the vessel was redelivered to the Company by the charterer in October 2010, it was in very poor technical condition. The vessel had not been operated according to sound maintenance practices by the charterer. The Company had the vessel repaired in the autumn of 2010 and spring of 2011, and made a claim against GulfNav for costs incurred. A London arbitration panel ruled in favor of NAT at the end of January 2014 and awarded the Company $10.2 million plus direct costs and calculated interest.

The arbitration matter with Gulf Navigation was settled in September 2016. In addition to the amount received, the Company made reversal of other related accruals which will have a positive accounting impact of approximately $5.3 million in total. The settlement will be recognized in the Statements of Operations in September when it was received.

Legal Proceedings and Claims

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

No claims have been filed against the Company for the six months ended June 30, 2016 or the fiscal year 2015, and the Company has not been a party to any legal proceedings for the six months ended June 30, 2016 or the year ended December 31, 2015.

11. SUBSEQUENT EVENTS

In August 2016, the Company paid a dividend of $0.25 per common share.

The arbitration matter with Gulf Navigation was settled in September 2016. In addition to the amount received, the Company made reversal of other related accruals, which will have a positive accounting impact to NAT of approximately $5.3 million in total. The settlement will be recognized in the Statements of Operations in September when it was received.

On July 11, 2016, the Company announced that it had taken delivery of the second-hand Suezmax vessel Nordic Pollux.

On September 8, 2016, the Company announced that it had taken delivery of the newbuild Suezmax vessel Nordic Star.

The Company has $447.0 million outstanding on its Credit Facility as of the date of this report.

* * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.